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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            AMENDMENT NO. 2
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
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                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000



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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.

     Items 4 and 8 of the CSX Schedule 14D-9 are hereby amended and supplemented by adding the following text at the end thereof:

     On December 19, 1996, CSX and Conrail issued a press release, pursuant to which they announced that they had entered into the Second Amendment to the Merger Agreement dated as of December 18, 1996 (the "Second Amendment") to, among other things, (i) increase the consideration payable pursuant to the Merger, (ii) accelerate the consummation of the Merger to immediately following the receipt of applicable shareholder approvals and prior to Surface Transportation Board approval and (iii) extend the period (the "Exclusivity Period") during which the Conrail Board has agreed under the Merger Agreement not to withdraw or modify its recommendations of the CSX Transactions, approve or recommend any takeover proposal or cause Conrail to enter into any agreement related to any takeover proposal to December 31, 1998.

     On December 18, 1996, the Second Amendment was approved by the Conrail Board and the disinterested members of the Conrail Board, with one abstention. Mr. David B. Lewis advised the Conrail Board that while he continues to fully support the Offer and the Merger, he wished to abstain from the vote approving the Second Amendment in light of the provision in the Second Amendment extending the Exclusivity Period to December 31, 1998.

     The Conrail Board continues to believe that a merger of equals with CSX is in the best interests of Conrail; the Conrail Board believes that the amended terms of the Merger Agreement represent a significant improvement over the original terms of the CSX
Transactions.

     The Conrail Board, including the disinterested members of the Conrail Board, also reaffirmed its determination that the transactions contemplated by the

Merger Agreement (such as the Offer and the Merger) are in the best interests of Conrail (taking into account all the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors). Accordingly, the Conrail Board recommends that the shareholders of Conrail who desire to receive cash for a portion of their Shares tender their Shares pursuant to the Offer.

          The Conrail Board, including the disinterested members of the Conrail Board, also determined that a sale of Conrail to Norfolk would not be in the best interests of Conrail (taking into account all the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors). Accordingly, the Conrail Board recommends that the shareholders of Conrail not tender their Shares pursuant to the Norfolk Offer.

          At the December 18 Conrail Board meeting, the Conrail Board received fairness opinions from Lazard Freres and Morgan Stanley, copies of which are attached hereto as Exhibits (a)(9) and (a)(10), respectively, are incorporated herein by reference and qualify the foregoing summary in its entirety.

          In making the determinations and recommendations set forth above, the Conrail Board considered the foregoing fairness opinions as well as the same factors which previously led the Conrail Board to recommend the Offer and the Merger.

          The terms and conditions of the Offer and the Merger Agreement (as amended) are described in the Offer to Purchase, as supplemented by the Supplement to the Offer to Purchase dated December 19, 1996 (the "Supplement"), a copy of which is filed as Exhibit
(a)(11) hereto and is incorporated herein by reference. A copy of the Second Amendment and a copy of the press release are attached hereto as Exhibits (c)(10) and (a)(12), respectively, are incorporated herein by reference and qualify the foregoing summary in its entirety.

          On December 19, 1996, Norfolk announced that it had increased the price offered in the Norfolk Offer to $115 per Share. On December 20, 1996, Conrail issued a press release, announcing that the Conrail Board has rejected the revised Norfolk Offer and continues to recommend that Conrail shareholders not tender their shares pursuant to the Norfolk Offer.

          Norfolk Litigation. On December 13, 1996, Norfolk amended its complaint to add claims (a) that any postponement by Conrail of the Pennsylvania Special Meeting scheduled for December 23, 1996 (assuming such postponement was caused by Conrail having failed to receive the requisite number of votes for approval) would be, and that granting CSX the right to consent to such postponement was, a breach of the fiduciary duties of the directors of Conrail, and (b) that CSX has, in effect, acquired more than 20% of the Shares (within the meaning of Subchapter 25E) by virtue of the allegation that shares owned by CSX should be aggregated with Shares that could be voted by directors of Conrail and, accordingly, that CSX is obligated to pay "fair value" in cash, to be determined pursuant to Subchapter 25E, to all shareholders of Conrail other than CSX. Norfolk also added allegations to its Federal securities law claims that the defendants had made misleading statements regarding the possibility that the consideration being offered by CSX might be improved.

          At a hearing on December 17, 1996, the Court granted a limited injunction enjoining the defendants from postponing, adjourning or not convening the Pennsylvania Special Meeting scheduled for December 23, 1996, by reason of Conrail or its nominees not having received sufficient proxies to assure approval of the Articles Amendment. The Court specified that adjournment or postponement for other reasons would be permissible under the injunction.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(9)    Opinion of Lazard Freres & Co. LLC dated December 18,
               1996.

     (a)(10)   Opinion of Morgan Stanley & Co. Incorporated dated
               December 18, 1996.

     (a)(11) Supplement to the Offer to Purchase dated December 19, 1996 (incorporated by reference to Exhibit (a)(15) to the 14D-1).

     (a)(12) Text of press release issued by CSX and Conrail dated December 19, 1996.

     (a)(13)   Text of press release issued by Conrail dated December
               20, 1996.

     (c)(10) Second Amendment to Agreement and Plan of Merger dated as of December 18, 1996 (incorporated by reference to Exhibit (c)(6) to the 14D-1).

     (c)(11) Form of Amended and Restated Voting Trust Agreement (incorporated by reference to Exhibit (c)(7) to the 14D-1).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                       -------------------------------------
                                       Name:  Timothy T. O'Toole
                                       Title: Senior Vice President--Finance


Dated as of December 20, 1996

                             EXHIBIT INDEX

Exhibit                          Description                      Page No.
-------                          -----------                      --------

*(a)(1) Offer to Purchase dated December 6, 1996 (incorporated by reference to Exhibit (a)(1) to CSX's and Purchaser's Tender Offer Statement on
             Schedule 14D-1 dated December 6, 1996, as
             amended (the "CSX
             14D-1"))........................................
*(a)(2)      Letter of Transmittal (incorporated by
             reference to Exhibit (a)(2) to the CSX
             14D-1)..........................................
*(a)(3) Text of press release issued by CSX dated December 6, 1996 (incorporated by reference to Exhibit (a)(7) to the CSX
             14D-1)..........................................
*(a)(4)      Letter to shareholders of Conrail dated
             December 6,
             1996............................................
*(a)(5) Form of Summary Advertisement dated December 6, 1996 (incorporated by reference to Exhibit
             (a)(5) to the CSX
             14D-1)..........................................
*(a)(6)      Opinion of Lazard Freres & Co. LLC
             (incorporated by reference to Exhibit (a)(14)
             to the Solicitation/ Recommendation Statement
             on Schedule 14D-9 of Conrail dated October 16, 1996, as amended, relating to the First Offer (the "First
             14D-9"))........................................
*(a)(7) Opinion of Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit (a)(15)
             to the First
             14D-9)..........................................
*(a)(8)      Text of press release issued by Conrail and CSX
             dated December 10,
             1996............................................
(a)(9)       Opinion of Lazard Freres & Co. LLC dated
             December 18,
             1996............................................
(a)(10)      Opinion of Morgan Stanley & Co. Incorporated
             dated December 18,
             1996............................................
(a)(11) Supplement to the Offer to Purchase dated December 19, 1996 (incorporated by reference to Exhibit (a)(15) to the
             14D-1)..........................................
(a)(12)      Text of press release issued by CSX and Conrail
             dated December 19, 1996.........................
(a)(13)      Test of press release issued by Conrail dated
             December 20,
             1996............................................

Exhibit                          Description                      Page No.
-------                          -----------                      --------


(b)          Not applicable.................................
*(c)(1)      Agreement and Plan of Merger dated as
             of October 14, 1996 (incorporated by reference to Exhibit (c)(1) to CSX's and Purchaser's Tender Offer Statement on Schedule 14D-1 dated October 16, 1996, as amended, relating to the First Offer (the "First CSX
             14D-1")).......................................
*(c)(2)      First Amendment to Agreement and Plan
             of Merger dated as of November 5, 1996
             (incorporated by reference to Exhibit (c)(7) to
             the First CSX
             14D-1).........................................
*(c)(3)      Conrail Stock Option Agreement dated as
             of October 14, 1996 (incorporated by reference to Exhibit (c)(2) to the First CSX
             14D-1).....................................
*(c)(4)      CSX Stock Option Agreement dated as of
             October 14, 1996 (incorporated by reference to Exhibit (c)(3) to the First CSX
             14D-1).....................................
*(c)(5)      Voting Trust Agreement dated as of
             October 15, 1996 (incorporated by reference to Exhibit (c)(4) to the First CSX
             14D-1).....................................
*(c)(6)      Employment Agreement of Mr. LeVan dated
             as of October 14, 1996 (incorporated by
             reference to Exhibit (c)(5) to the First
             14D-9).....................................
*(c)(7)      Change of Control Agreement of Mr.
             LeVan dated as of October 14, 1996
             (incorporated by reference to Exhibit (c)(6) to
             the First
             14D-9).....................................
*(c)(8)      Answer and Defenses of Conrail, CSX and
             the individual defendants to Second Amended
             Complaint, and Counterclaim of Conrail and CSX in Norfolk Southern et al. v. Conrail Inc. et al., filed on December 5, 1996, in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(8) to the Solicitatio Recommendation Statement on Schedule 14D-9 of Conrail dated November 6, 1996, as amended, relating to the Norfolk
             Offer).......................................

Exhibit                          Description                      Page No.
-------                          -----------                      --------

*(c)(9) Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the First
             14D-9)..........................................
(c)(10)      Second Amendment to Agreement and Plan of
             Merger dated as of December 18, 1996
             (incorporated by reference to Exhibit (c)(6) to
             the
             14D-1)..........................................
(c)(11) Form of Amended and Restated Voting Trust Agreement (incorporated by reference to Exhibit
             (c)(7) to the
             14D-1)..........................................



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* Previously filed